UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in accordance with the provisions of the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Further to the Relevant Events published on November 15, 2021, with registration numbers at the Spanish CNMV 1165 and 1169, BBVA informs that, as of today, BBVA has submitted to the Capital Markets Board of Turkey the application for authorisation of the voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş. not already owned by BBVA in accordance with Section 4 of the Communiqué on Takeover Bids (Pay Alım Teklifi Tebliği) no. II-26.1.

Madrid, November 18, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: November 18, 2021	By: /s/ Victoria del Castillo Marchese
Name: Victoria del Castillo Marchese
Title: Global Head of Strategy & M&A